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CUSIP No. 364 657 106                                              Page 1 of 8


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                             Gamma Biologicals, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $,10 Per Share
             (Including the associated common stock purchase rights)
                         (Title of Class of Securities)

                                   364 657 106
                                 (CUSIP Number)

                                Edward L. Gallup
                                  Immucor, Inc.
                               3130 Gateway Drive
                             Norcross, Georgia 30091
                            Telephone: (770) 441-2051
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 21, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

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CUSIP No. 364 657 106                                              Page 2 of 8




subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 364 657 106                                              Page 3 of 8


                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Gamma Acquisition Corporation
        None
        Immucor, Inc.
        22-240 8354


- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                       (b) [_]


- --------------------------------------------------------------------------------
3       SEC USE ONLY


- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        BK; WC

- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [_]

- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas (Gamma Acquisition Corporation)
        Georgia (Immucor, Inc.)
- --------------------------------------------------------------------------------

    NUMBER OF         7  SOLE VOTING POWER
     SHARES              375,887 (Gamma Acquisition Corporation)
  BENEFICIALLY           1,149,221 (Immucor, Inc.)
    OWNED BY        -----------------------------------------------------------
      EACH            8  SHARED VOTING POWER
   REPORTING             0 (Gamma Acquisition Corporation)
  PERSON WITH            0 (Immucor, Inc.)
                    -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER
                         375,887 (Gamma Acquisition Corporation)
                         1,149,221 (Immucor, Inc.)
                    -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0 (Gamma Acquisition Corporation)
                         0 (Immucor, Inc.)
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   375,887 (Gamma Acquisition Corporation)
   1,149,221 (Immucor, Inc.)

- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   8.1% (Gamma Acquisition Corporation)
   19.9% (Immucor, Inc.)
- --------------------------------------------------------------------------------

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CUSIP No. 364 657 106                                              Page 4 of 8
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        Co (Gamma Acquisition Corporation)
        Co (Immucor, Inc.)
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 364 657 106                                              Page 5 of 8



ITEM 1.  SECURITY AND ISSUER

                  This statement relates to the Common Stock, par value $.10, and associated common stock purchase rights (the "Shares") of Gamma Biologicals, Inc. (the "Company"), the principal executive offices of which are located at 3700 Mangum Road, Houston, Texas 77092.


ITEM 2.  IDENTIFY AND BACKGROUND

                  This statement is being filed by Immucor, Inc. ("Parent") and Gamma Acquisition Corporation ("Purchaser"). Parent is a Georgia corporation the principal executive offices of which are located at 3130 Gateway Drive, Norcross, Georgia 30091. Parent manufacturers and sells a complete line of reagents and systems used in the medical industry to detect and identify certain properties of the cell and serum components of blood. Purchaser is a wholly-owned subsidiary of Parent formed for the purpose of purchasing the Shares pursuant to a tender offer dated September 25, 1998 (the "Offer").

                  The names, business addresses, principal occupations or employments and citizenships (and the names, principal business and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of Parent and Purchaser are set forth in
Schedule 1 attached hereto and incorporated herein by reference.

                  During the last five years, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, the persons listed in Schedule 1 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

                  The total of funds required by Purchaser to purchase all of the Shares pursuant to the Offer, fund payments for cancellation of options and pay fees and expenses related to the Offer and the Merger is estimated to be approximately $27 million. Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution from Parent.

                  Parent plans to obtain a portion of the funds for such capital contribution through a new credit facility (the "Credit Facility"). The Credit Facility will provide a term loan of $20 million to finance the acquisition. The Credit Facility will initially bear interest at LIBOR plus 120 basis points. The Credit Facility will contain customer covenants that include maintenance of certain financial ratios. The remainder of the funds for the capital contribution will be provided from the Parent's cash holdings.


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CUSIP No. 364 657 106                                              Page 6 of 8


                  Although no definitive plan or arrangement for repayment of borrowings under the Credit Facility has been made, Parent anticipates such borrowings will be repaid with internally generated funds (including, if the Merger is accomplished, those of the Company) and form other sources which may include the proceeds of future refinancings. No decision has been made concerning the method Parent will use to repay the borrowings under the Credit Facility. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors Parent may deem appropriate. See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. The offer was made pursuant to the terms of a Merger Agreement dated September 21, 1998 (the "Merger Agreement"), among Purchaser, Parent and the Company. The Merger Agreement provides among other things, for the merger of Purchaser with and into the Company (the "Merger") following the purchase of Shares pursuant to the Offer. The purpose of the Merger is to acquire all Shares not purchased pursuant to the Offer or otherwise. Pursuant to the Merger, each then outstanding Share (other than Shares owned by the Parent or any of its subsidiaries) will be converted into the right to receive an amount in cash equal to the price per Share paid by the Purchaser pursuant to the Offer. In connection with the Merger Agreement, the Purchaser, the Parent and the Company entered into that certain Stock Option Agreement dated September 21, 1998, pursuant to which the Company granted to Purchaser an option to purchase up to 19.9% of the outstanding stock of the Company for $5.40 per share (the "Company Option"). In addition, on September 21, 1998, the Purchaser, the Parent and certain of the Company's stockholders entered into that certain Shareholders Agreement of even date pursuant to which stockholders holding approximately 15.6% of the outstanding shares of the Company (giving effect to the exercise of all options held by such stockholders) granted to Purchaser a proxy and an option to purchase all of their shares of Company stock for $5.40 per share (the "Shareholders Agreement"). If Parent acquires 90% or more of the Shares in the Offer, it will be able to consummate the Merger without having to hold a meeting of the Company's shareholders. If Parent does not acquire 90% of the Shares in the Offer, it may exercise the Company Option to increase its holdings to 90%.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

                  (a) Parent beneficially owns 1,149,221 shares of common stock of the Company or approximately 19.9% of the outstanding Shares. Purchaser beneficially owns 375,887 shares of common stock of the Company or approximately 8.1% of the outstanding Shares.

                  (b) Each of Parent and Purchaser has the sole power to vote and to direct the disposition of the Shares each beneficially owns subject to the agreements described in Item 4.

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CUSIP No. 364 657 106                                              Page 7 of 8

                   (c) Each of Parent and Purchaser acquired beneficial ownership of the Shares it beneficially owns on September 21, 1997.

                  (d)       None.

                  (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         Agreement and Plan of Merger dated September 21, 1998, among
                  Purchaser, Parent and the Company (incorporated herein by reference to Exhibit (c)(1) to Parent's Schedule 14D-1 Tender
                  Offer Statement filed September 25, 1998 Pursuant to Section
                  14(D)(1) of the Securities Exchange Act of 1934).

Exhibit B         Stock Option Agreement dated September 21, 1998, among
                  Purchaser, Parent and the Company (incorporated herein by reference to Exhibit (c)(2) to Parent's Schedule 14D-1 Tender
                  Offer Statement filed September 25, 1998 Pursuant to Section
                  14(D)(1) of the Securities Exchange Act of 1934).

Exhibit C         Shareholders Agreement dated September 21, 1998, by and among
                  Purchaser, Parent and certain shareholders of the Company
                  (incorporated herein by reference to Exhibit (c)(3) to Parent's Schedule 14D-1 Tender Offer Statement filed September
                  25, 1998 Pursuant to Section 14(D)(1) of the Securities
                  Exchange Act of 1934).

Exhibit D         Bank Commitment Letter (incorporated herein by reference to
                  Exhibit (b) to Parent's Schedule 14D-1 Tender Offer Statement filed September 25, 1998 Pursuant to Section 14(D)(1) of the
                  Securities Exchange Act of 1934).



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CUSIP No. 364 657 106                                              Page 8 of 8

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 1, 1998
                             GAMMA ACQUISITION CORPORATION

                             By:  /s/ EDWARD L. GALLUP

                                  ---------------------------------------------
                                  Name:   Edward L. Gallup
                                  Title:  President


                             IMMUCOR, INC.


                             By:  /s/ EDWARD L. GALLUP

                                  ---------------------------------------------
                                  Name:   Edward L. Gallup
                                  Title:  Chairman of the Board of Directors,
                                          President and Chief Executive Officer



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                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF PARENT AND PURCHASER

         Parent. Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Parent. Except as otherwise noted, the business address of each such person is 3130 Gateway Drive, Norcross, Georgia 30091, and each such person is a United States citizen. In addition, except as otherwise noted, each director and executive officer of Parent has been employed in his or her present principal occupation listed below during the last five years.

                           PRINCIPAL OCCUPATION OR EMPLOYMENT,
         NAME              5-YEAR EMPLOYMENT HISTORY

Edward L. Gallup           Mr. Gallup has been chairman of the Board of
                           Directors, President and Chief Executive Officer of
                           Parent since its founding in 1982. Mr. Gallup has worked in the blood banking business for over 33 years.

Ralph A. Eatz              Mr. Eatz, who has been working in the blood banking
                           reagent field for over 29 years, has been a director and Vice President-Operations of the Parent since its founding, and Senior Vice President-Operations since
                           December 1988.

Daniel T. McKeithan        Mr. McKeithan has been a director of the Parent since
                           February 28, 1983. Mr. McKeithan also has 29 years experience in pharmaceutical and diagnostic products with Johnson and Johnson, Inc., including Vice
                           President-manufacturing of the Ortho Diagnostic
                           Systems division. Mr. McKeithan's business address is 8539 Via De Los Libros, Scottsdale, Arizona 85258.

Didier L. Lanson           Mr. Lanson has been a director of the Parent since
                           October 24, 1989. Since September 1992, he has served as Vice President, Europe, of syStemix International, subsidiary of syStemix, Inc., a publicly traded biotechnology company recently acquired by Novartis
                           Biotech Holding Corporation, a wholly owned subsidiary of Novartis Inc., and primarily engaged in the development of cellular processes and cellular products. Mr. Lanson is a citizen of France. Mr.
                           Lanson's business address is 1651 Page Mill Road,
                           Palo Alto, California 94305.


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Dr. Gioacchino De Chiricio Dr. De Chiricio has been President of Immucor Italia
                           S.r.l. since February 1994. From 1989 until 1994, he was employed in the United States by Ortho Diagnostic Systems, Inc., a Johnson and Johnson Company, as General Manager, Immunocytometry, with worldwide responsibility. Mr. De Chiricio is a citizen of Italy. Mr. De Chiricio's business address is 20090 Noverasco Di Opera, Via Sporting Mirasole, 4, Italy.

G. Bruce Papesh            Mr. Papesh is the co-founder of Dart, Papesh & Co.,
                           a Lansing, Michigan based company that provides investment consulting and other financial services.
                           He has served as President of Dart, Papesh & Co.
                           Inc., since 1987. Mr. Papesh has over 27 years of experience in investment services while serving in stock broker, consulting and executive management positions. He provides investment services to Kenneth
                           B. Dart and Robert C. Dart and their affiliates. Mr.
                           Papesh also serves as a Director and as Secretary of Neogen Corporation, an agricultural biotechnology company. Mr. Papesh's business address is 501 South
                           Capital Avenue, Suite 111, Lansing, Michigan 48933.

Dennis M. Smith, Jr. MD.   Dr. Smith has served as Director of the Parent since
                           April 17, 1998. Dr. Smith is the Chair of the Section of Pathology and the Director of Laboratories at Columbia Memorial Hospital in Jacksonville, Florida.
                           In addition to these duties, Dr. Smith is a member of the Board of Directors of Medical Equity Partners,
                           Jacksonville, Florida, Vice President of AmeriPath,
                           Inc. Dr. Smith is a past president of the American
                           Association of Blood Banks and is currently Chairman of the Board of Trustees of the National Blood
                           Foundation. He has over 19 years of experience in the medical field. Mr. Smith's business address is 3349
                           University Boulevard South, Jacksonville, Florida
                           32216.

Joseph E. Rosen            Mr. Rosen has served as a Director of the Parent
                           April 20, 1998. Mr. Has been with Sera-Tec
                           Biologicals since its inception in 1969 and has
                           served as President for the past 15 years. Mr. Rosen
                           is currently serving as Chairman of the American
                           Blood Resources Association. He has over 25 years of
                           experience in the blood banking industry. Mr. Rosen's
                           business address is 223 North Center Drive, North
                           Brunswick, New Jersey 08902.
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         The Purchaser. The name and position with the Purchaser of each director and executive officer of the Purchaser are set forth below. The business address, present principal occupation or employment, five-year employment history and citizenship of Mr. Gallup is set forth above.

NAME                       POSITION WITH THE PURCHASER

Edward L. Gallup           President, Chief Executive Officer and Sole Director

Steven C. Ramsey           Vice President, Treasurer and Secretary.  Mr. Ramsey
                           has been Chief Financial Officer of Parent since
                           April, 1998. Prior to joining Parent, Mr. Ramsey served as Vice President and Chief Financial Officer of International Murex Technologies Corporation. Mr.
                           Ramsey's business address is 3130 Gateway Drive,
                           Norcross, Georgia 30091.